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As confidentially submitted with the Securities and Exchange Commission on September 11, 2017

Pursuant to the Division of Corporation Finance June 29, 2017 Announcement

“Draft Registration Statement Processing Procedures Expanded”

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ANAPTYSBIO, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-3828755
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10421 Pacific Center Court, Suite 200

San Diego, CA 92121

(858) 362-6295

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hamza Suria

Chief Executive Officer

AnaptysBio, Inc.

10421 Pacific Center Court, Suite 200

San Diego, CA 92121

(858) 362-6295

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Effie Toshav, Esq. Matthew S. Rossiter, Esq. Robert A. Freedman, Esq. Fenwick & West LLP 555 California Street San Francisco, CA 94104 (415) 875-2300	Charles S. Kim, Esq. Sean M. Clayton, Esq. Jonie I. Kondracki, Esq. Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	$	$

(1)	The proposed maximum aggregate offering price includes the offering price of additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 11, 2017

            Shares

Common Stock

We are offering                  shares of our common stock.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “ANAB”. The last reported sale price of our common stock on The NASDAQ Global Select Market on September 8, 2017 was $31.84 per share.

We have granted the underwriters a 30-day option to purchase up to             additional shares from us at the public offering price, less the underwriting discounts and commissions.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus, the documents incorporated by reference herein and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 14 of this prospectus.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to AnaptysBio, Inc.
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                 , 2017.

Credit Suisse	Jefferies	Stifel

The date of this prospectus is                 , 2017.

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You should rely only on the information contained or incorporated by reference in this prospectus or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus or in any document incorporated by reference herein may only be accurate as of the date hereof or thereof, respectively, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

i

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in, or incorporated by reference into, this prospectus. Unless the context otherwise requires, we use the terms “AnaptysBio,” “company,” “we,” “us” and “our” in this prospectus to refer to AnaptysBio, Inc. and our subsidiary.

Overview

We are a clinical stage biotechnology company developing first-in-class antibody product candidates focused on unmet medical needs in inflammation. We develop our product candidates to address emerging biological targets using our proprietary antibody discovery technology platform, which is based upon a breakthrough understanding of the natural process of antibody generation, known as somatic hypermutation, or SHM, and replicates this natural process of antibody generation in vitro. Our strategy is to advance the development and commercialization of our proprietary product candidates, and for certain programs, establish partnerships with leading biopharmaceutical companies where we retain certain development and commercialization rights in the United States.

Our most advanced wholly-owned antibody programs, ANB020 and ANB019, neutralize therapeutic targets that are genetically associated with severe inflammatory disorders in humans. ANB020 inhibits the activity of the interleukin-33 cytokine, or IL-33, for the treatment of moderate-to-severe adult atopic dermatitis, severe adult peanut allergy and severe adult eosinophilic asthma. We have completed a Phase 1 trial of ANB020 in healthy volunteers in Australia. We believe the results of this Phase 1 trial demonstrate a favorable safety profile of ANB020, which was well-tolerated and for which no dose-limiting toxicities were observed, and favorable pharmacodynamic properties of ANB020, where a single dose was sufficient to suppress IL-33 function for approximately three months post-dosing as measured by an ex vivo pharmacodynamic assay. We presented these results at the 2017 American Academy of Dermatology Annual Meeting and the American Academy of Allergy, Asthma and Immunology 2017 Annual Meeting in March 2017. We have subsequently initiated, under an approved Clinical Trial Authorisation, or CTA, with the U.K. Medicines and Healthcare Products Regulatory Agency, or MHRA, and completed enrollment of, a Phase 2a trial of ANB020 with 12 moderate-to-severe adult atopic dermatitis patients. Top-line data are anticipated during the second half of 2017.

We have also initiated, under our Investigational New Drug application, or IND, with the U.S. Food and Drug Administration, or FDA, a Phase 2a trial of ANB020 with 20 severe adult peanut allergy patients where efficacy is assessed by measuring the cumulative dose of peanut tolerated in an oral food challenge before and after a single dose of ANB020 or placebo. Top-line data are anticipated during the fourth quarter of 2017. We have also received clearance to initiate enrollment, under a CTA with MHRA, of a Phase 2a trial of ANB020 in 24 severe adult eosinophilic asthma patients, where efficacy will be assessed using improvement in Forced Expiratory Volume in One Second after administration of a single dose of ANB020 or placebo. Top-line data are anticipated during the first half of 2018.

ANB019 inhibits the interleukin-36 receptor, or IL-36R, for the treatment of rare inflammatory diseases including generalized pustular psoriasis, or GPP, and palmo-plantar pustular psoriasis, or PPP. We are currently

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conducting, under an approved Clinical Trial Notification, or CTN, a Phase 1 clinical trial in healthy volunteers to assess the safety, pharmacokinetics and pharmacodynamics of ANB019 and anticipate announcing top-line data from this trial during the fourth quarter of 2017. We subsequently plan to seek regulatory clearance to initiate Phase 2 studies of ANB019 in GPP and PPP patients during 2018. In addition to ANB020 and ANB019, our wholly-owned pipeline includes novel checkpoint receptor agonist antibodies that we believe are applicable for treatment of certain autoimmune diseases where immune checkpoint receptors are insufficiently activated, and have demonstrated efficacy in an animal model of graft-versus-host disease.

In addition to our wholly-owned antibody programs, multiple AnaptysBio-developed antibody programs have been advanced under our collaborations to preclinical and clinical milestones. Our collaborations include an immuno-oncology-focused collaboration with TESARO, Inc. and TESARO Development, Ltd., or collectively, TESARO, and an inflammation-focused collaboration with Celgene Corporation, or Celgene.

Under our TESARO collaboration, TESARO has initiated a registration program under an IND with the FDA of an AnaptysBio-generated anti-PD-1 antagonist antibody (TSR-042) in metastatic microsatellite high endometrial cancer patients. TESARO has completed dose escalation of an AnaptysBio-generated anti-TIM-3 antagonist antibody (TSR-022) in patients under an IND and has subsequently initiated a combination study of TSR-022 and TSR-042. In addition, TESARO has initiated a Phase 1 study of an AnaptysBio-generated anti-LAG-3 antibody (TSR-033), and TESARO has initiated IND-enabling preclinical studies for an AnaptysBio-generated PD-1/LAG-3 bispecific antibody, which has exhibited similar levels of T-cell activation in vitro as a combination of TSR-042 and TSR-033.

Under our collaboration with Celgene, Celgene is advancing two AnaptysBio-generated anti-inflammatory antibody programs. One of these programs is an anti-PD-1 agonist antibody (CC-90006) currently in a Phase 1 trial for psoriasis.

Through June 30, 2017, we have received $73.6 million in non-dilutive funding from our collaborators.

Our company is led by a strong management team with deep experience in antibody discovery and development, collaborations, operations and corporate finance.

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Our Product Candidates

We have developed, and will continue to develop, antibody product candidates that leverage emerging insights into biological mechanisms to treat severe diseases with unmet medical need. The following table summarizes certain key information about our wholly-owned and partnered product candidates:

Our most advanced, wholly-owned product candidates are summarized below:

•

ANB020 is a potentially first-in-class antibody that inhibits the activity of IL-33, a pro-inflammatory cytokine that multiple studies have indicated is a central mediator of atopic diseases, including atopic dermatitis, food allergies and asthma. IL-33 directly mediates release of disease-associated cytokines, which recruit pro-inflammatory cells that mediate atopic disease. Because ANB020 inhibits IL-33 function, and acts upstream broadly across the key cell types and cytokines involved in atopy, we believe that its mechanism has advantages in the treatment of atopic diseases over competing agents that block only a subset of the cytokines responsible for atopic diseases. The role of IL-33 signaling in asthma has been recently genetically validated through human studies published in the medical literature. We have completed a Phase 1 trial of ANB020 in healthy volunteers in Australia. We believe the results of this Phase 1 trial demonstrate a favorable safety profile of ANB020, which was well-tolerated and for which no dose-limiting toxicities were observed, and favorable pharmacodynamic properties of ANB020, where a single dose was sufficient to suppress IL-33 function for approximately three months post-dosing as measured by an ex vivo pharmacodynamic assay. We presented these results at the 2017 American

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Academy of Dermatology Annual Meeting and the American Academy of Allergy, Asthma and Immunology 2017 Annual Meeting in March 2017. We have subsequently initiated, under an approved CTA with MHRA, and completed enrollment of, a Phase 2a trial of ANB020 with 12 moderate-to-severe adult atopic dermatitis patients, for which top-line data is anticipated during the second half of 2017. We have also initiated, under our IND a Phase 2a trial of ANB020 in the United States with 20 severe adult peanut allergy patients where efficacy will be assessed by measuring the cumulative dose of peanut tolerated in an oral food challenge before and after a single dose of ANB020 or placebo. We anticipate top-line data from this trial will be available during the fourth quarter of 2017. We have also received clearance to initiate enrollment, under a CTA with the MHRA, of a Phase 2a trial of ANB020 with 24 severe adult eosinophilic asthma patients, where efficacy will be assessed using improvement in Forced Expiratory Volume in One Second after administration of a single dose of ANB020 or placebo. Top-line data are anticipated during the first half of 2018. Based on our analysis of publicly available data sources and interviews with physicians and key opinion leaders in the field of atopic dermatitis, we estimate approximately 1.4 million adults in the United States are affected by atopic dermatitis, of which approximately 280,000 are diagnosed with a moderate-to-severe form of this disease, of which 98,000 are believed to be suitable for treatment with systemic biological therapies. Peanut allergy is the most common cause of food-induced allergy in the United States. Based on our analysis of publicly available data sources and interviews with physicians and key opinion leaders in the food allergy field, we estimate approximately 1.7 million adults are affected by peanut allergy, of which approximately 600,000 are treated by allergists and approximately 400,000 are at risk for severe reactions and therefore we believe are suitable for treatment with systemic biological therapies in the United States. We estimate, based on our analysis of publicly available data sources and interviews with physicians and key opinion leaders focused on asthma, that asthma affects approximately 19.0 million individuals, of which approximately 1.1 million have severe disease that cannot be controlled by standard-of-care therapy.

•	ANB019 is an antibody that inhibits the function of IL-36R, which we are initially developing as a potential first-in-class therapy for GPP and PPP patients. GPP is a life-threatening, rare, systemic inflammatory disorder that, based on our analysis of publicly available data sources and interviews with physicians and key opinion leaders in the field, we estimate affects approximately 3,000 patients in the United States with no approved therapies. Studies have shown that GPP can be associated in some patients with mutations that lead to abnormally high signaling through the IL-36R, which we believe can be addressed by treatment with ANB019 irrespective of whether a GPP patient has a mutated IL-36R signaling pathway. PPP is a non-fatal form of pustular psoriasis that we estimate affects approximately 150,000 patients in the United States alone. PPP is believed to be caused by increased systemic levels of interleukin-36 resulting in inflammatory pustules on the hands and feet of patients that cause significant inability to stand, walk or do manual work, which we believe can be addressed by treatment with ANB019. We believe ANB019 is the most advanced therapeutic antibody targeting IL-36R in development. We are currently conducting, under an approved CTN, a Phase 1 clinical trial in healthy volunteers to assess the safety, pharmacokinetics and pharmacodynamics of ANB019 and anticipate announcing top-line data from this trial during the fourth quarter of 2017. We subsequently plan to seek regulatory clearance to initiate Phase 2 studies of ANB019 in GPP and PPP patients during 2018. We plan to seek FDA Orphan Drug Designation for the treatment of GPP and PPP. The FDA may grant Orphan Drug Designation to a drug intended to treat a disease or condition that generally affects fewer than 200,000 individuals in the United States.

•

Checkpoint receptor agonist antibodies are being developed by AnaptysBio to multiple different immune checkpoint receptors for the treatment of certain autoimmune diseases where we believe checkpoint receptor function is insufficiently activated. Known human immune checkpoint receptors

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include CTLA-4, PD-1, LAG-3, BTLA and TIGIT. We have discovered certain checkpoint receptor agonist antibodies that have demonstrated efficacy in a rodent model of graft-versus-host disease. We anticipate that, subsequent to regulatory clearance, one of our wholly-owned checkpoint receptor antibodies will initiate human testing during 2019.

The Advantages of Our SHM Platform

Our approach to developing novel therapeutic antibody product candidates is based upon SHM, a critical, endogenous process that generates the essential antibody diversity required to develop a natural immune response to pathogens. Our proprietary antibody generation platform is designed to replicate the natural process of SHM in vitro. Competing antibody discovery technologies include mouse immunization methodologies, microbial antibody display and human B-cell screening. We believe our SHM platform overcomes several key limitations associated with these competing technologies and has the following competitive advantages:

•	Diversity against difficult targets. By applying SHM without the constraints of an in vivo environment we are able to generate an unprecedented diversity of antibodies. This enables us to develop antibodies against human targets that we believe have not otherwise been accessible to other technologies.

•	High potency. Because our platform generates highly-potent antibodies, we are potentially able to modulate every extracellular target associated with human disease, and believe only small therapeutic doses may be required to mediate therapeutic effect in vivo.

•	Functional activity selection. Our mammalian cell system simultaneously displays and secretes antibodies during the antibody discovery process, allowing us to incorporate functional assays throughout the process and focus on product candidates that are optimized for the desired therapeutic activity.

•	Speed. Our platform technology has enabled us to generate therapeutic-grade antibodies and subsequently advance preclinical manufacturing and toxicology studies to the filing of an IND or foreign equivalent, typically in approximately 2.5 years. We believe this timeline is significantly shorter than conventional antibody discovery approaches based upon mouse immunization and microbial display systems.

•	Manufacturability. By using mammalian cell display to generate our therapeutic antibodies, we believe our platform mitigates risks associated with antibody expression, formulation and stability during the antibody generation process.

Our Collaborations

We have established collaborations with pharmaceutical and biotechnology companies that have provided us with $73.6 million in payments through June 30, 2017. Multiple antibodies, generated by us prior to or during a strategic collaboration, are currently being advanced through development by our collaborators. Our collaborations with TESARO and Celgene are described below:

TESARO Programs

Under our immuno-oncology collaboration with TESARO, we have granted exclusive rights to TESARO to develop and commercialize antibodies generated using our SHM platform consisting of the following antibody product candidates:

•	Anti-PD-1 Monospecific Antagonist Antibody (TSR-042): Registration program initiated for metastatic microsatellite instability high (MSI-H) endometrial cancer;

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•	Anti-TIM-3 Monospecific Antagonist Antibody (TSR-022): Dose escalation completed in Phase 1, combination trial with TSR-042 has been initiated;

•	Anti-LAG-3 Monospecific Antagonist Antibody (TSR-033): Phase 1 trial initiated, and

•	Anti-PD-1/LAG-3 Bispecific Antagonist Antibody: lead candidate identified, IND-enabling studies on-going.

Celgene Programs

Under our collaboration with Celgene, we developed therapeutic antibodies against multiple targets. We granted Celgene the option to obtain worldwide commercial rights to antibodies generated against each of the targets under the agreement, which option was triggered on a target-by-target basis by our delivery of antibodies meeting certain pre-specified parameters pertaining to each target under collaboration. Celgene is currently advancing two AnaptysBio-generated anti-inflammatory antibody programs, where one of these programs is an anti-PD-1 agonist antibody (CC-90006) currently in a Phase 1 trial for psoriasis.

Milestones

We anticipate the following milestones relating to wholly-owned pipeline programs to be attained during the remainder of 2017 and 2018:

Program	Milestone	Anticipated Timing

ANB020 (Anti-IL-33)	Atopic Dermatitis Phase 2a Top-Line Data	H2 2017
	Peanut Allergy Phase 2a Top-Line Data	Q4 2017
	Eosinophilic Asthma Phase 2a Top-Line Data	H1 2018

ANB019 (anti-IL-36R)	Healthy Volunteer Phase 1 Top-Line Data	Q4 2017
	GPP Phase 2 Initiation	2018
	PPP Phase 2 Initiation	2018

Our Strategy

We are a leading antibody development company with a pipeline of novel therapeutic antibodies, which is being further expanded by applying our technology platform to emerging biological targets. The key elements of our strategy include:

•

Advancing our wholly-owned lead product candidates to clinical milestones. We are working to demonstrate the safety and efficacy of our wholly-owned pipeline programs, and have completed a Phase 1 trial of ANB020 in healthy volunteers in Australia, which we believe has demonstrated favorable safety and ex vivo pharmacodynamic properties. We are conducting multiple Phase 2a trials of ANB020: top-line results from a Phase 2a trial in patients with moderate-to-severe adult atopic dermatitis are

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anticipated during the second half of 2017; top-line data from a Phase 2a trial in patients with severe adult peanut allergy are anticipated in the fourth quarter of 2017; and top-line data from a Phase 2a trial in patients with severe adult eosinophilic asthma are anticipated during the first half of 2018. We are currently conducting, under an approved CTN, a Phase 1 clinical trial in healthy volunteers to assess the safety, pharmacokinetics and pharmacodynamics of ANB019 and anticipate announcing top-line data from this trial during the fourth quarter of 2017. We subsequently plan to seek regulatory clearance to initiate Phase 2 studies of ANB019 in GPP and PPP patients during 2018.

•	Continuing to expand our proprietary pipeline by generating new product candidates using our technology platform. Using our proprietary SHM antibody generation platform, we are able to rapidly develop novel antibodies against biological emerging targets. Our goal is to continue expanding our wholly-owned new therapeutic antibody program pipeline by innovating one or more novel pipeline antibodies each year.

•	Identifying emerging opportunities in key therapeutic areas. We intend to remain at the forefront of discovery and development of new therapeutic opportunities in inflammation by understanding and translating biological breakthroughs into first-in-class therapeutic antibodies. Our approach includes translational biology assessments, such as human genetics, ex vivo tissue pathology and target expression patterns, to understand the relevance of emerging targets to patients with unmet medical needs. We plan to leverage this knowledge to create new product candidates and position our current and future programs for rapid initial efficacy assessment.

•	Retaining rights to strategic products in key commercial markets. We intend to retain ownership and control of our pipeline programs to key preclinical and clinical data inflection points. We may build sales and marketing capabilities in the United States with a focused commercial organization. For certain programs, we plan to seek strategic collaborations that provide us with funding, infrastructure and marketing resources to advance through development and commercialization.

Risks Affecting Us

Our business is subject to a number of risks and uncertainties, including those highlighted and incorporated by reference in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	Our product candidates are in early stages of development and may fail in development or suffer delays that adversely affect their commercial viability. If we or our collaborators are unable to complete development of or commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

•	We have only limited data regarding the safety profile of our wholly-owned product candidates when dosed in humans. Our ongoing and planned clinical trials or those of our collaborators may demonstrate limited efficacy or reveal significant adverse events, toxicities or other side effects and may result in an efficacy or safety profile that could inhibit regulatory approval or market acceptance of any of our product candidates.

•	We and/or our collaborators may be unable to obtain, or may be delayed in obtaining, required regulatory approvals in the United States or in foreign jurisdictions, which would materially impair our ability to commercialize and generate revenue from our product candidates.

•	We may not be successful in our efforts to use our technology platform to expand our pipeline of product candidates and develop marketable products.

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•	We have only recently commenced clinical development of ANB019 and ANB020 and have no other history of conducting clinical trials or commercializing biotechnology products, which may make it difficult to evaluate the prospects for our future viability.

•	We face significant competition, and if our competitors develop and market products that are more effective, safer or less expensive than our product candidates, our commercial opportunities will be negatively impacted.

•	Our existing collaborations, including those with TESARO and Celgene, are important to our business, and future collaborations may also be important to us. If we are unable to maintain any of these collaborations, or if these collaborations are not successful, our business could be adversely affected.

•	The manufacture of biologics is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped.

•	We have limited operating revenue and a history of operational losses and may not achieve or sustain profitability. We have no products approved for commercial sale, and to date we have not generated any revenue or profit from product sales.

•	We will require additional capital to finance our operations, which may not be available to us on acceptable terms, or at all. As a result, we may not complete the development and commercialization of our product candidates or develop new product candidates.

Corporate Information

We were incorporated under the laws of the State of Delaware in November 2005. Our principal executive offices are located at 10421 Pacific Center Court, Suite 200, San Diego, California 92121, and our telephone number is (858) 362-6295. Our website address is www.anaptysbio.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated by reference into, this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock.

The mark “AnaptysBio” is our common law trademark. All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

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We may use these provisions until the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and the documents incorporated herein by reference and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

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THE OFFERING

Shares of common stock offered by us	shares.

Option to purchase additional shares to be offered by us	shares.

Shares of common stock to be outstanding immediately after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), based upon the assumed public offering price of $ per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on , 2017, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds that we receive in this offering to fund research and development activities for our clinical development programs, our ongoing preclinical, discovery and research programs, and for working capital and other general corporate purposes. We may use a portion of the proceeds to acquire other complementary businesses or technologies, although we have no present commitments or agreements to do so. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Nasdaq Global Select Market symbol	“ANAB”

The number of shares of our common stock to be outstanding after this offering is based on 20,289,907 shares of our common stock outstanding as of June 30, 2017, and excludes:

•	2,643,180 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2017, with a weighted-average exercise price of $10.62 per share;

•	55,715 shares of common stock issuable upon the exercise of options granted after June 30, 2017, with a weighted-average exercise price of $21.61 per share;

•	198,009 shares of our common stock issuable upon exercise of warrants outstanding as of June 30, 2017, with an exercise price of $4.55 per share; and

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•	1,462,014 shares of common stock reserved for future issuance under our stock-based compensation plans as of June 30, 2017, consisting of (a) 1,244,014 shares of common stock reserved for future issuance under our 2017 Equity Incentive Plan and (b) 218,000 shares of common stock reserved for future issuance under our 2017 Employee Stock Purchase Plan. Our 2017 Equity Incentive Plan and 2017 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in note 8 of the notes to our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the period ended June 30, 2017.

Except as otherwise indicated, all information in this prospectus assumes no exercise of outstanding options or warrants and no exercise of the underwriters’ option to purchase additional shares.

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Summary Consolidated Financial Data

The summary consolidated statements of operations data presented below for the years ended December 31, 2014, 2015 and 2016 are derived from our audited financial statements incorporated by reference into this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2016 and 2017 and the summary consolidated balance sheet data as of June 30, 2017 have been derived from our unaudited consolidated financial statements incorporated by reference into this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for the fair statement of those unaudited consolidated financial statements. The following summary consolidated financial data should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes incorporated by reference into this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period. The summary financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes incorporated by reference into this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
(in thousands, except per share data)	2014	2015	2016	2016	2017
				(unaudited)
Consolidated Statements of Operations Data:
Collaboration revenue	$15,838	$17,571	$16,684	$10,716	$7,000

Operating expenses:
Research and development	8,614	17,304	15,419	7,121	15,140
General and administrative	2,354	3,589	4,290	2,371	4,403

Total operating expenses	10,968	20,893	19,709	9,492	19,543

Income (loss) from operations	4,870	(3,322)	(3,025)	1,224	(12,543)

Other income (expense), net
Interest expense	(1,281)	(460)	(458)	(231)	(867)
Change in fair value of liability for preferred stock warrants	(59)	(1,277)	(756)	382	(1,366)
Other income (expense), net	2	(207)	(20)	59	657

Total other income (expense), net	(1,338)	(1,944)	(1,234)	210	(1,576)

Income (loss) before income taxes	3,532	(5,266)	(4,259)	1,434	(14,119)
Provision for income taxes	—	(139)	—	—	—

Net income (loss)	3,532	(5,405)	(4,259)	1,434	(14,119)
Net income (loss) attributed to participating securities	(3,300)	—	—	(1,434)	—

Net income (loss) attributed to common stockholders	232	(5,405)	(4,259)	—	(14,119)

Unrealized loss on available for sale securities	—	—	—	—	(59)

Other comprehensive loss	—	—	—	—	(59)

Comprehensive income (loss)	$232	$(5,405)	$(4,259)	$—	$(14,178)

Net income (loss) per common share:(1)
Basic and diluted	$0.09	$(2.12)	$(1.62)	$—	$(0.79)

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	Year Ended December 31,			Six Months Ended June 30,
(in thousands, except per share data)	2014	2015	2016	2016	2017
				(unaudited)
Weighted-average number of shares outstanding:(1)
Basic	2,481	2,551	2,637	2,632	17,797

Diluted	2,481	2,551	2,637	3,497	17,797

(1)	See Note 2 to our audited consolidated financial statements incorporated by reference in this prospectus for an explanation of the method used to calculate basic and diluted net income (loss) per common share and the weighted-average number of shares used in the computation of the per share amounts.

	As of June 30, 2017 (unaudited)
(in thousands)	Actual	As Adjusted(1)(2)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and short-term investments	$106,359
Total assets	130,409
Notes payable, net of current portion	10,987
Total stockholders’ equity	109,175

(1)	The as adjusted balance sheet data give effect to the sale of shares of common stock by us in this offering, based on an assumed public offering price of $ per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on , 2017, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Each $1.00 increase (decrease) in the assumed public offering price of $ per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on , 2017, would increase (decrease) each of our as adjusted cash, cash equivalents, short-term investments, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of our as adjusted cash, cash equivalents, short-term investments, total assets and total stockholders’ equity by approximately $ million, assuming the assumed public offering price remains the same and after deducting the estimated underwriting discounts and commissions.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making your decision to invest in shares of our common stock, you should carefully consider the risks described in Part II, Item 1A of our Quarterly Report on Form 10-Q for the period ended June 30, 2017 and Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2016, together with all of the other information contained in or incorporated by reference into this prospectus. We cannot assure you that any of the events discussed herein or therein will not occur. These events could have a material and adverse impact on our business, results of operations, financial condition and cash flows. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to this Offering

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity to influence our decisions on how to use the proceeds, and we may not apply the net proceeds of this offering in ways that increase the value of your investment. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we intend to invest the net proceeds from this offering in marketable securities that may include investment-grade interest-bearing securities, money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

You will suffer immediate and substantial dilution in the net tangible book value of our common stock you purchase in this offering. Assuming a public offering price of $        per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on                 , 2017, purchasers of common stock in this offering will experience immediate dilution of $        per share in net tangible book value of our common stock. In the past, we issued options, warrants and other securities to acquire common stock at prices below the public offering price. To the extent these outstanding securities are ultimately exercised, or we issue equity or convertible debt securities in the future at a price less than the public offering price, investors purchasing common stock in this offering will sustain further dilution. See “Dilution” for a more detailed description of the dilution to new investors in the offering.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business”, contains forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan” “expect,” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.

The forward-looking statements in this prospectus and the documents incorporated by reference into this prospectus include, among other things, statements about:

•	the success, cost and timing of our product candidate development activities and ongoing and planned clinical trials;

•	our plans to develop and commercialize antibodies, including our lead product candidates ANB020 for patients with severe allergic and atopic diseases and ANB019 for patients with GPP and PPP;

•	the likelihood that the clinical data generated in any study we are performing or plan to perform in a non-U.S. jurisdiction will be subsequently accepted by the FDA and its foreign regulatory authorities outside of the jurisdiction where the study was being performed;

•	the timing and ability of our collaborators to develop and commercialize our partnered product candidates;

•	the potential benefits and advantages of our product candidates and approaches versus those of our competitors;

•	our ability to execute on our strategy, including advancing our lead product candidates, identifying emerging opportunities in key therapeutic areas, continuing to expand our wholly-owned pipeline and retaining rights to strategic products in key commercial markets;

•	our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our product candidates;

•	the timing of and our ability to obtain and maintain regulatory approvals for ANB020 and ANB019 and our other product candidates;

•	our ability to develop our product candidates;

•	the rate and degree of market acceptance and clinical utility of any approved product candidates;

•	the size and growth potential of the markets for any approved product candidates, and our ability to serve those markets;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates;

•	regulatory developments in the United States, the United Kingdom, Australia and other foreign countries;

•	the success of competing therapies that are or may become available;

•	our ability to attract and retain key scientific or management personnel;

•	our use of the net proceeds from this offering;

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•	our ability to identify additional products or product candidates with significant commercial potential that are consistent with our commercial objectives; and

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described or incorporated by reference in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus, the documents incorporated by reference into this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

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MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in or incorporated by reference into this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information from various sources and on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in or incorporated by reference into this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and in the documents incorporated by reference into this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

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USE OF PROCEEDS

We estimate that the net proceeds from our sale of                  shares of common stock in this offering at an assumed public offering price of $    per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on                 , 2017, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $         million, or $        million if the underwriters exercise their option to purchase additional shares in full.

A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us from this offering by $        million, assuming the number of shares offered by us, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase or decrease of one million in the number of shares of common stock offered by us would increase (decrease) the net proceeds that we receive from this offering by $        million, assuming that the assumed public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds we receive from this offering, together with our existing cash, cash equivalents and investments, to fund research and development activities for our clinical development programs, including, but not limited to, our ongoing and planned clinical trials for ANB020 and ANB019, including related manufacturing costs, and our ongoing preclinical, discovery and research programs, and for working capital and other general corporate purposes.

Based on our planned use of the net proceeds, we estimate such funds, together with our existing cash, cash equivalents and investments, will be sufficient for us to fund our operating expenses and capital expenditure requirements through at least the next 24 months.

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with any certainty all of the particular uses for the net proceeds or the amounts that we will actually spend on the uses set forth above. We may use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to do so.

The amounts and timing of our clinical expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the status, results and timing of our current and planned preclinical studies and clinical trials, product approval process with the FDA and other regulatory agencies, our current collaborations and any new collaborations we may enter into with third parties and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

The expected net proceeds of this offering will not be sufficient for us to fund any of our product candidates through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates.

Pending their use as described above, we intend to invest the net proceeds from this offering in short term and long-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

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MARKET PRICE OF OUR COMMON STOCK

Our common stock has been listed on The NASDAQ Global Select Market under the symbol “ANAB” since January 25, 2017. Prior to that date, there was no public trading market for our common stock. The following table sets forth for the periods indicated the high and low sale prices per share of our common stock as reported on The NASDAQ Global Select Market for the periods indicated:

	High	Low
Fiscal Year 2017
First Quarter (beginning January 25, 2017)	$29.96	$15.17
Second Quarter	$28.40	$18.15
Third Quarter (through September 8, 2017)	$32.10	$20.12

On September 8, 2017, the last reported sale price of our common stock on The NASDAQ Global Select Market was $31.84 per share. As of June 30, 2017, we had 95 registered holders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, under the terms of our current credit facility, we are prohibited from paying cash dividends without the consent of Silicon Valley Bank.

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CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of June 30, 2017 on:

•	an actual basis; and

•	an as adjusted basis, giving effect to the sale of shares of common stock by us in this offering, based on an assumed public offering price of $ per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on , 2017, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes incorporated by reference into this prospectus.

	As of June 30, 2017 (unaudited)
(in thousands, except share and par value data)	Actual		As Adjusted(1)
Cash, cash equivalents and short-term investments	$106,359		$

Notes payable, net of current portion	$10,987		$
Deferred rent, net of current portion	168			—
Stockholders’ equity:
Preferred Stock, $0.001 par value; 10,000,000 shares authorized, no shares issued or outstanding, actual and as adjusted	—			—
Common stock, $0.001 par value; 500,000,000 shares authorized, 20,289,907 shares issued and outstanding, actual; 500,000,000 shares authorized, shares issued and outstanding, as adjusted	20
Additional paid in capital	178,297
Accumulated other comprehensive loss Accumulated deficit	(59 (69,083	) )

Total stockholders’ equity	109,175

Total capitalization	$120,330		$

(1)	Each $1.00 increase (decrease) in the assumed offering price of $ per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on , 2017, would increase (decrease) each of our as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of our as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the assumed offering price remains the same and after deducting the estimated underwriting discounts and commissions.

The number of shares of our common stock to be outstanding after this offering is based on 20,289,907 shares of our common stock outstanding as of June 30, 2017, and excludes:

•	2,643,180 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2017, with a weighted-average exercise price of $10.62 per share;

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•	55,715 shares of common stock issuable upon the exercise of options granted after June 30, 2017, with a weighted-average exercise price of $21.61 per share;

•	198,009 shares of our common stock issuable upon exercise of warrants for shares of common stock that were outstanding as of June 30, 2017, with an exercise price of $4.55 per share; and

•	1,462,014 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (a) 1,244,014 shares of common stock reserved for future issuance under our 2017 Equity Incentive Plan and (b) 218,000 shares of common stock reserved for future issuance under our 2017 Employee Stock Purchase Plan. Our 2017 Equity Incentive Plan and 2017 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in the section “Executive Compensation—Employee Benefit and Stock Plans” of our Quarterly Report on Form 10-Q for the period ended June 30, 2017 and our Annual Report on Form 10-K for the year ended December 31, 2016.

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DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after this offering.

As of June 30, 2017, our net tangible book value was approximately $109.2 million, or $5.38 per share of common stock. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of June 30, 2017.

After giving effect to our sale in this offering of              shares of our common stock at an assumed offering price of $         per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on                     , 2017, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2017 would have been approximately $         million, or $         per share of common stock. This represents an immediate increase in net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing shares in this offering, as follows:

Assumed offering price per share		$
Net tangible book value per share as of June 30, 2017	$5.38
Increase in net tangible book value per share attributable to new investors

As adjusted net tangible book value per share after this offering		$

Dilution per share to investors in this offering		$

A $1.00 increase (decrease) in the assumed public offering price of $         per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on                     , 2017, would increase (decrease) our net tangible book value, as adjusted to give effect to this offering, by $        per share and the dilution in as adjusted net tangible book value per share to new investors in this offering by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase of one million shares in the number of shares offered by us in this offering would increase our as adjusted net tangible book value per share, and decrease the dilution per share to investors in this offering, by $         per share. Each decrease of one million shares in the number of shares offered by us would decrease our as adjusted net tangible book value per share, and increase the dilution per share to investors in this offering, by $        per share.

If the underwriters exercise their option in full to purchase additional shares, the net tangible book value per share of our common stock after giving effect to this offering would be $         per share, and the dilution in net tangible book value per share to investors in this offering would be $         per share.

The number of shares of our common stock to be outstanding after this offering is based on 20,289,907 shares of our common stock outstanding as of June 30, 2017, and excludes:

•	2,643,180 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2017, with a weighted-average exercise price of $10.62 per share;

•	55,715 shares of common stock issuable upon the exercise of options granted after June 30, 2017, with a weighted-average exercise price of $21.61 per share;

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•	198,009 shares of our common stock issuable upon exercise of warrants for shares of common stock that were outstanding as of June 30, 2017, with an exercise price of $4.55 per share; and

•	1,462,014 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (a) 1,244,014 shares of common stock reserved for future issuance under our 2017 Equity Incentive Plan and (b) 218,000 shares of common stock reserved for future issuance under our 2017 Employee Stock Purchase Plan. Our 2017 Equity Incentive Plan and 2017 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in the section “Executive Compensation—Employee Benefit and Stock Plans” of our Quarterly Report on Form 10-Q for the period ended June 30, 2017 and our Annual Report on Form 10-K for the year ended December 31, 2016.

To the extent that options or warrants outstanding as of June 30, 2017 have been or may be exercised, or we issue new options or warrants, investors purchasing our common stock in this offering may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions since January 1, 2014 to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under the section entitled “Executive Compensation” in our Annual Report on Form 10-K for the year ended December 31, 2016.

Equity Financings

Series C-1 Preferred Stock Financing

In April 2014, we issued an aggregate of 474,001 shares of our Series C-1 convertible preferred stock at a purchase price of $4.55 per share, in exchange for the cancellation of secured convertible promissory notes originally issued in July 2013, which as of April 2014 had an aggregate principal and unpaid interest of $2.2 million.

The following table summarizes the Series C-1 convertible preferred stock issued to our executive officers, members of our board of directors and persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series C-1 Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Frazier Healthcare(1)	195,751	$890,670
Novo A/S(2)	195,751	$890,670
Alloy Ventures 2005, L.P.	77,320	$351,810
Hamza Suria(3)	781	$3,555

(1)	Represents shares held by Frazier Healthcare V, L.P., an affiliate of Frazier Healthcare Ventures. Dr. Topper, a member of our Board of Directors, is a General Partner of Frazier Healthcare and may be deemed to have voting and investment power with respect to these shares.
(2)	Dr. Aynechi, a former member of our board of directors, is employed as a Partner at Novo Ventures (US) Inc., which provides certain consultancy services to Novo A/S, and Dr. Aynechi has no beneficial ownership of or pecuniary interest in these shares.
(3)	Mr. Suria is our President and Chief Executive Officer and is a member of our Board of Directors.

Each share of our Series C-1 convertible preferred stock converted automatically into one share of our common stock upon the closing of our initial public offering. The purchasers of our Series C-1 convertible preferred stock are entitled to specified registration rights, as described under “Description of Capital Stock—Registration Rights.”

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Series D Preferred Stock Financing

In July 2015, we sold an aggregate of 5,490,973 shares of our Series D convertible preferred stock at a purchase price of $7.42 per share, for an aggregate cash purchase price of $40.8 million.

The following table summarizes the Series D convertible preferred stock purchased by our executive officers, members of our board of directors and persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series D Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Biotechnology Value Fund, L.P	1,010,600	$7,503,111
HBM Healthcare Investments (Cayman) Ltd	942,835	$6,999,999
Entities affiliated with Frazier Healthcare(1)	942,835	$6,999,999
Novo A/S(2)	673,454	$5,000,000
Nicholas B. Lydon, Ph.D., FRS(3)	67,345	$499,999
Carol G. Gallagher, Pharm.D.(4)	21,439	$159,174
Robert E. Hoffman(5)	6,734	$49,999
Hamza Suria(6)	2,020	$14,999
Marco Londei, M.D.(7)	2,020	$14,999

(1)	Consists of shares held by Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P., both affiliates of Frazier Healthcare. Dr. Topper, a member of our Board of Directors, is a General Partner of Frazier Healthcare and may be deemed to have voting and investment power with respect to these shares.
(2)	Dr. Aynechi, a former member of our board of directors, is employed as a Partner at Novo Ventures (US) Inc., which provides certain consultancy services to Novo A/S, and Dr. Aynechi has no beneficial ownership of or pecuniary interest in these shares.
(3)	Dr. Lydon is a member of our Board of Directors.
(4)	Dr. Gallagher is a member of our Board of Directors.
(5)	Mr. Hoffman is our former Chief Financial Officer.
(6)	Mr. Suria is our President and Chief Executive Officer and is a member of our Board of Directors.
(7)	Dr. Londei is our Chief Medical Officer.

Each share of our Series D convertible preferred stock converted automatically into one share of our common stock upon the closing of our initial public offering. The purchasers of our Series D convertible preferred stock are entitled to specified registration rights, as described below under “Description of Capital Stock—Registration Rights.”

Participation in our Initial Public Offering

Certain of our principal stockholders and their affiliated entities, including stockholders affiliated with certain of our directors, purchased an aggregate of 1,316,666 shares of our common stock in our initial public offering on January 31, 2017 at the initial public offering price of $15.00 per share. The following table summarizes common stock purchased by members of our board of directors and entities who held more than 5% of our outstanding capital stock at the time of the purchase:

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Name	Number of Purchased Shares	Aggregate Purchase Price
Entities affiliated with Biotechnology Value Fund(1)	850,000	$12,750,000
Entities affiliated with Frazier Healthcare(2)	400,000	$6,000,000
Novo A/S	50,000	$750,000
Nicholas B. Lydon, Ph.D.,FRS(3)	16,666	$249,990

Total	1,316,666	$19,749,990

(1)	Consists of 414,373 shares purchased by Biotechnology Value Fund, L.P., 269,019 shares purchased by Biotechnology Value Fund II, L.P., 74,064 shares purchased by Biotechnology Value Trading Fund OS, L.P. and 92,544 shares purchased by MSI BVF SPV LLC.
(2)	Consists of 311,291 shares purchased by Frazier Healthcare VII, L.P and 88,709 shares purchased by Frazier Healthcare VII-A, L.P. Dr. Topper, a member of our Board of Directors, is a General Partner of Frazier Healthcare and may be deemed to have voting and investment power with respect to these shares.
(3)	Dr. Lydon is a member of our Board of Directors.

Amended and Restated Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement with certain holders of our convertible preferred stock, including entities with which certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements, our restated certificate of incorporation and our restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers.

Policies and Procedures for Related Party Transactions

We adopted a written related person transactions policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a material related person transaction with us without the review and approval of our audit committee, or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. The policy provides that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates in which the amount involved exceeds $120,000 will be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

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PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at August 31, 2017, and as adjusted to reflect the sale of common stock in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 20,469,570 shares of common stock outstanding as of August 31, 2017. For purposes of the table below, we have assumed that                  shares of common stock will be issued by us in this public offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of August 31, 2017. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o AnaptysBio, Inc., 10421 Pacific Center Court, Suite 200, San Diego, California 92121.

	Beneficial Ownership Prior to this Offering		Beneficial Ownership After this Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
5% Stockholders:
Entities affiliated with Frazier Healthcare(1)	3,688,447	18.0%			%
Novo Holdings A/S(2)	1,936,604	9.5
Alloy Ventures 2005, L.P.(3)	1,282,485	6.3
Entities affiliated with Biotechnology Value Fund, L.P.(4)	1,904,600	9.3
Directors and Named Executive Officers:
Hamza Suria(5)	562,330	2.7
Marco Londei, M.D.(6)	212,938	1.0
Matthew Moyle Ph.D.(7)	49,411	*
Carol G. Gallagher, Pharm.D.(8)	162,018	*
Nicholas B. Lydon, Ph.D., FRS(9)	335,118	1.6
Hollings Renton(10)	51,156	*
John Schmid(11)	42,337	*
James A. Schoeneck(12)	42,337	*
James N. Topper, M.D., Ph.D.(1)	3,688,447	18.0
J. Anthony Ware, M.D.(13)	1,588	*
All executive officers and directors as a group (ten persons)(14)	5,147,680	23.9

*	Represents beneficial ownership of less than one percent.

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(1)	Based on Schedule 13-D filed by Frazier Healthcare V, L.P. on February 10, 2017. Consists of (a) 2,345,612 shares of common stock held directly by Frazier Healthcare V, L.P., (b) 1,045,031 shares of common stock held directly by Frazier Healthcare VII, L.P., (c) 297,804 shares of common stock held directly by Frazier Healthcare VII-A, L.P.. The general partner of Frazier Healthcare V, L.P. is FHM V, L.P., a Delaware limited partnership. The general partner of FHM V, L.P. is FHM V, LLC, a Delaware limited liability company. The general partner of Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. is FHM VII, L.P., a Delaware limited partnership. The general partner of FHM VII, L.P. is FHM VII, LLC, a Delaware limited liability company. Dr. Topper, a member of our Board of Directors, Alan Frazier, Nader Naini, Nathan Every and Patrick Heron are members of FHM V, LLC and FHM VII, LLC and may be deemed to share voting and investment power with respect to the shares held by FHM V, LLC and FHM VII, LLC. The address of Frazier Healthcare is 601 Union, Two Union Square, Suite 3200, Seattle WA 98101.
(2)	Based on Form 4 filed by Novo Holdings A/S on August 21, 2017. Consists of (a) 1,936,604 shares of common stock held directly by Novo Holdings A/S. The board of directors of Novo A/S, which is currently comprised of Sten Scheibye, Gôran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, has shared voting and investment power with respect to these shares and may exercise such control only with the support of a majority of the board. As such, no individual member of the board is deemed to hold any beneficiary ownership in these shares. The address of Novo A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.
(3)	Consists of 1,282,485 shares of common stock held directly by Alloy Ventures 2005, L.P. The general partner of Alloy Ventures 2005, L.P. is Alloy Ventures 2005, LLC. The managing members of Alloy Ventures 2005, LLC are Craig Taylor, Doug Kelly John Shoch, Dan Rubin and Tony Di Bona.
(4)	Based on Schedule 13-G filed by Biotechnology Value Fund L.P. on January 26, 2017. Consists of (a) 907,116 shares of common stock held directly by Biotechnology Value Fund, L.P., (b) 551,019 shares of common stock directly by Biotechnology Value Fund II, L.P., (c) 74,064 shares of common stock held directly by Trading Fund OS and (d) 372,401 shares of common stock held directly in the Partners Managed Accounts.
(5)	Consists of (a) 4,998 shares of common stock held directly by Mr. Suria and (b) 557,332 shares of common stock issuable to Mr. Suria upon the exercise of stock options that are exercisable within 60 days of August 31, 2017, of which 102,499 shares were unvested but were early exercisable, as of 60 days after August 31, 2017.
(6)	Consists of (a) 2,020 shares of common stock held directly by Dr. Londei and (b) 210,918 shares of common stock issuable to Dr. Londei upon the exercise of stock options that are exercisable within 60 days of August 31, 2017, of which 40,241 shares were unvested but were early exercisable, as of 60 days after August 31, 2017.
(7)	Mr. Moyle resigned as our Chief Scientific Officer effective July 21, 2017. Consists of (a) 30,000 shares of common stock held directly by Mr. Moyle and (b) 19,411 shares of common stock issuable to Mr. Moyle upon the exercise of stock options that are exercisable within 60 days of August 31, 2017.
(8)	Consists of (a) 64,296 shares of common stock held directly by Dr. Gallagher and (b) 97,722 shares of common stock issuable to Dr. Gallagher upon the exercise of stock options that are exercisable within 60 days of August 31, 2017.
(9)	Consists of (a) 287,623 shares of common stock held directly by Dr. Lydon, (b) 16,483 shares of common stock issuable upon the exercise of a warrant held directly by Dr. Lydon and (c) 31,012 shares of common stock issuable to Dr. Lydon upon the exercise of stock options that are exercisable within 60 days of August 31, 2017, of which 2,134 shares were unvested but were early exercisable, as of 60 days after August 31, 2017.
(10)	Represents 51,156 shares of common stock issuable to Mr. Renton upon the exercise of stock options that are exercisable within 60 days of August 31, 2017, of which 11,652 shares were unvested but were early exercisable, as of 60 days after August 31, 2017.

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(11)	Represents 42,337 shares of common stock issuable to Mr. Schmid upon the exercise of stock options that are exercisable within 60 days of August 31, 2017, of which 12,275 shares were unvested but were early exercisable, as of 60 days after August 31, 2017.
(12)	Represents 42,337 shares of common stock issuable to Mr. Schoeneck upon the exercise of stock options that are exercisable within 60 days of August 31, 2017, of which 15,288 shares were unvested but were early exercisable, as of 60 days after August 31, 2017.
(13)	Represents 1,588 shares of common stock issuable to Mr. Ware upon the exercise of stock options that are exercisable within 60 days of August 31, 2017.
(14)	Includes shares beneficially owned by our executive officers and directors. Consists of (a) 4,077,384 shares of common stock, (b) 16,483 shares of common stock issuable upon the exercise of warrants and (b) 1,053,813 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of August 31, 2017, of which 184,089 shares were unvested but early exercisable, as of 60 days after August 31, 2017.

The above table does not include Dominic G. Piscitelli, who commenced his employment with us as our Chief Financial Officer in January 2017. As of August 31, 2017, Mr. Piscitelli was granted options to purchase 245,241 shares of our common stock, none of which are exercisable within 60 days of August 31, 2017.

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DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 500,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

As of June 30, 2017, there were 20,289,907 shares of our common stock issued, held by approximately 95 stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See “Dividend Policy” above.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. Accordingly, pursuant to our restated certificate of incorporation, holders of a majority of the shares of our common stock can elect all of our directors. Our restated certificate of incorporation establishes a classified board of directors, divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and

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to fix the designation, powers, preferences and rights of the shares of each series and any of their qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Warrants

As of June 30, 2017, we had outstanding warrants to purchase an aggregate of 198,009 shares of our common stock, with an exercise price of $4.55 per share.

Options

As of June 30, 2017, we had outstanding options to purchase an aggregate 2,643,180 shares of our common stock, with a weighted-average exercise price of $10.62. Subsequent to June 30, 2017, we granted stock options to purchase 55,715 shares of common stock, with a weighted-average exercise price of $21.61 per share.

Registration Rights

Pursuant to the terms of our Amended and Restated Investor Rights Agreement, the holders of approximately 9,240,026 shares of our common stock are entitled to rights with respect to the registration of these shares under the Securities Act, as described below. We refer to these shares collectively as registrable securities.

Demand Registration Rights

At any point, the holders of at least a majority of the then-outstanding registrable securities may make a written request to us for the registration of any of the registrable securities under the Securities Act. Within 30 days of such request, we are obligated to provide written notice of such request to all stockholders to file a registration statement under the Securities Act covering all registrable securities that the initiating holders requested to be registered and any additional registrable securities requested to be included in such registration by any other holders. We are only required to file two registration statements that are declared effective upon exercise of these demand registration rights. We may postpone taking action with respect to such filing not more than once during any 12-month period for a total period of not more than 60 days if our board of directors determines in its good faith judgment that it would be seriously detrimental to us and our stockholders for such registration statement to be effected at such time.

Form S-3 Registration Rights

Any holder of then-outstanding registrable securities can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public

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of the shares offered is at least $2,000,000. The stockholders may only require us to effect two registration statements on Form S-3 in a 12-month period. We may postpone taking action with respect to such filing once during any 12-month period for a total cumulative period of not more than 90 days if our board of directors determines in its good faith judgment that the filing would be materially detrimental to us and our stockholders.

Piggyback Registration Rights

In connection with this offering, holders of registrable securities were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their registrable securities in this offering. If we register any of our securities for public sale in another offering, holders of registrable securities will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to employee benefit plans, a registration relating to a corporate reorganization or a registration of only common stock issuable upon conversion of debt securities that are also being registered. We have the right to terminate any registration we have initiated before the effective date of such registration, whether or not any holder has elected to include registrable securities in such registration. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine in good faith that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders. However, in any underwriting not in connection with an initial public offering, the number of shares to be registered by these holders cannot be reduced below 30% of the total shares covered by the registration statement.

Expenses of Registration Rights

We generally will pay all expenses, other than underwriting discounts and commissions.

Expiration of Registration Rights

The registration rights described above will expire, with respect to any particular holder of these rights, on the earlier of the fifth anniversary of the closing of our initial public offering, a merger, consolidation, sale or disposition of our company or a sale by a holder of equity securities representing at least a majority of the voting power of our company, or when that holder can sell all of its registrable securities in a three-month period without restriction under Rule 144 of the Securities Act.

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a

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business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	The interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	At or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

•	Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•	Classified Board. Our restated certificate of incorporation and restated bylaws provide that our board is classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•

Stockholder Action; Special Meetings of Stockholders. Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Further, our restated bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board

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of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws do not provide for cumulative voting.

•	Directors Removed Only for Cause. Our restated certificate of incorporation provides that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of our outstanding common stock.

•	Amendment of Charter Provisions. Any amendment of the above provisions in our restated certificate of incorporation would require approval by holders of at least two-thirds of our outstanding common stock.

•	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by merger, tender offer, proxy contest or other means.

•	Choice of Forum. Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

This section summarizes the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our common stock acquired in this offering by “non-U.S. holders” (as defined below). This summary does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. The information provided below is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly retroactively, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. As a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent provided below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other entities treated as partnerships or pass-through entities for U.S. federal tax purposes (or investors in such entities);

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax or the Medicare contribution tax on net investment income;

•	tax-exempt organizations or tax-qualified retirement plans;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership or other pass-through entity for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, this summary does not address tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

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INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Non-U.S. Holder Defined

For purposes of this summary, a “non-U.S. holder” is any beneficial owner of our common stock, other than a partnership, that is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia;

•	a trust if it (i) is subject to the primary supervision of a U.S. court and one of more U.S. persons have authority to control all substantial decisions of the trust or (ii) has a valid election in effect under the applicable Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. income tax regardless of source.

If you are a non-U.S. citizen who is an individual, you may, in some cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Dividends

We do not expect to declare or make any distributions on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Sale of Common Stock.”

Any dividend paid to a non-U.S. holder on our common stock that is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate, however, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN or Form W-8BEN-E (or any successor of such forms) or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The

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holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to U.S. withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to being taxed at graduated tax rates, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

See also the section below titled “—Foreign Account Tax Compliance Act” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Sale of Common Stock

Subject to the discussions below regarding Backup Withholding and Information Reporting and the Foreign Account Tax Compliance Act, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our common stock unless:

•	the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of the value of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, gain realized by a Non U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non U.S. Holder owned, directly, indirectly or constructively, no more than five percent of our common stock at all times within the shorter of (i) the five year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market.

If any gain from the sale, exchange or other disposition of our common stock, (i) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (ii) if required by an applicable income tax

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treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject also to a “branch profits tax.” The branch profits tax rate is 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign, provided they establish such exemption.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described under “—Dividends” will generally satisfy the certification requirements necessary to avoid the backup withholding tax. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will

Confidential Treatment Requested by AnaptysBio, Inc.

Pursuant to 17 C.F.R. Section 200.83

not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by the applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States or by providing an IRS Form W-8BEN or similar documentation. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Holders should consult with their own tax advisors regarding the possible implications of the withholding described herein. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

The withholding provisions described above generally will apply to proceeds from a sale or other disposition of common stock if such sale or other disposition occurs on or after January 1, 2019 and currently apply to payments of dividends on our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Confidential Treatment Requested by AnaptysBio, Inc.

Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                 , we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Jefferies LLC and Stifel, Nicolaus & Company, Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Jefferies LLC
Stifel, Nicolaus & Company, Incorporated
Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to             additional shares at the public offering price less the underwriting discounts and commissions.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $        per share. The underwriters and selling group members may allow a discount of $        per share on sales to other broker/dealers. After the public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation we will pay:

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Underwriting Discounts and Commissions paid by us	$	$	$	$

We estimate that our out of pocket expenses for this offering will be approximately $        . We have also agreed to reimburse the underwriters for up to $35,000 for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

We and our executive officers and directors (other than Dr. Lydon) have agreed with the underwriters that, for a period of 90 days after the date of this prospectus, and Dr. Lydon and entities affiliated with Frazier Healthcare have agreed with the underwriters that, for a period of 60 days after the date of this prospectus, subject to certain exceptions, we and they will not (1) offer, sell, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition), directly or indirectly, including the filing (or participation in the filing) with the SEC of a registration statement under the Securities Act to register, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or warrants or other rights to

Confidential Treatment Requested by AnaptysBio, Inc.

Pursuant to 17 C.F.R. Section 200.83

acquire shares of our common stock of which such officer, director or holder is now, or may in the future become, the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act), or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic benefits or risks of ownership of such common stock, securities, warrants or other rights to acquire common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, or (3) publicly disclose the intention to enter into any transaction described in clause (1) or (2) above, except with the prior written consent of Credit Suisse Securities (USA) LLC.

The restrictions on our executive officers and directors and their affiliates above do not apply to the following, subject to certain limitations set forth in the lock-up agreements:

•	transfers of securities as a bona fide gift;

•	transfers or dispositions of securities to any trust for the direct or indirect benefit of the lock-up signatory or any member of the immediate family of the lock-up signatory;

•	transfers of securities to affiliates;

•	transfers of securities by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the lock-up signatory;

•	transfers or dispositions of shares of our common stock or securities convertible or exchangeable into shares of our common stock acquired in open market purchases after the closing of this offering;

•	entry into any trading plan established pursuant to Rule 10b5-1 under the Exchange Act;

•	exercise of options, warrants or other rights to acquire shares of common stock in accordance with their terms pursuant to an employee benefit plan, option, warrant or other right;

•	transfers pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of a marriage or civil union;

•	transfers to us pursuant to agreements under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares upon termination of service of the lock-up signatory;

•	transfers by certain stockholders of shares purchased in this offering; or

•	transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a liquidation, tender offer, merger, consolidation or similar transaction that results in all of our stockholders having the right to exchange their securities for cash, securities or other property.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “ANAB.”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

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Pursuant to 17 C.F.R. Section 200.83

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of additional shares that they have the option to purchase. In a naked short position, the number of shares involved is greater than the number of additional shares that they have the option to purchase. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares through their option. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.

Confidential Treatment Requested by AnaptysBio, Inc.

Pursuant to 17 C.F.R. Section 200.83

These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions:

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the securities described herein. The securities may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the securities have been or will be filed with or approved by any Swiss regulatory authority. The securities are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the securities will not benefit from protection or supervision by such authority.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of securities which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

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(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each of the underwriters severally represents warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21 of the FSMA does not apply to us; and

(b)	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Notice to Canadian Residents

Resale Restrictions

The distribution of shares of common stock offered hereby in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares offered hereby in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Canadian Purchasers

By purchasing shares of common stock offered hereby in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

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•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares of common stock offered hereby should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the securities described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the securities has been or will be:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

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•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the securities to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The securities may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in the Republic of Italy

The offering of securities has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no securities may be offered, sold or delivered, nor copies of this prospectus supplement, the accompanying prospectus or any other documents relating to the securities may not be distributed in Italy except:

(a) to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

(b) in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the securities or distribution of copies of this prospectus supplement, the accompanying prospectus or any other documents relating to the securities in the Republic of Italy must be:

(a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

(b) in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

(c) in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the securities on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

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Furthermore, securities which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the securities being declared null and void and in the liability of the intermediary transferring the securities for any damages suffered by such non-qualified investors.

Notice to Prospective Investors in Germany

This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the securities, or distribution of a prospectus or any other offering material relating to the securities. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each manager will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the securities within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of securities, and (ii) that it will distribute in Germany any offering material relating to the securities only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Notice to Prospective Investors in the United Arab Emirates

The securities have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (“U.A.E.”) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai International Financial Centre set out above.

The information contained in this prospectus supplement and the accompanying prospectus does not constitute a public offer of securities in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus supplement or the accompanying prospectus, you should consult an authorized financial adviser. This prospectus supplement and the accompanying prospectus are provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in

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those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The notes which are the subject of the offering contemplated by this offering memorandum may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this document you should consult an authorized financial advisor.

Notice to Prospective Investors in the Kingdom of Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority of Saudi Arabia (the “Capital Market Authority”). The Capital Market Authority does not make any representations as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If a prospective purchaser does not understand the contents of this prospectus he or she should consult an authorised financial adviser. By accepting this prospectus and other information relating to the offering of the securities in the Kingdom of Saudi Arabia, each recipient represents that he is a “sophisticated investor”, as set out in the prospectus.

Notice to Prospective Investors in Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, the securities are not offered, and the offer of our securities shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(i)	the offer, transfer, sale, renunciation or delivery is to duly registered banks, mutual banks, financial services provider, financial institution, the Public Investment Corporation (in each case registered as such in South Africa), a person who deals with securities in their ordinary course of business, or a wholly owned subsidiary of a bank, mutual bank, authorized services provider or financial institution, acting as agent in the capacity of an authorized portfolio manager for a pension fund (duly registered in South Africa), or as manager for a collective investment scheme(registered in South Africa); or

(ii)	the contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than R1,000,000.

This document does not, nor is it intended to, constitute an “offer to the public” (as that term is defined in the South African Companies Act, 2008 (the “SA Companies Act”) and does not, nor is it intended to, constitute

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a prospectus prepared and registered under the SA Companies Act. This document is not an “offer to the public” and must not be acted on or relied on by persons who do not fall within Section 96(1)(a) of the SA Companies Act (such persons being referred to as “relevant persons”). Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. A South African resident person or company or any non-South African company which is a subsidiary of a South African company is not permitted to acquire the securities unless such person has obtained exchange control approval to do so.

Notice to Prospective Investors in Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the depositary securities may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to depositary securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than

(i)	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

(ii)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

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(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Residents of Malaysia

The securities may not be offered for subscription or purchase and no invitation to subscribe for or purchase such Certificates in Malaysia may be made, directly or indirectly, and this prospectus or any document or other materials in connection therewith may not be distributed in Malaysia other than to persons falling within the categories specified under Schedule 6 or Section 229(l)(b), Schedule 7 or Section 230(l)(b) and Schedule 8 or Section 257(3) of the Capital Market and Services Act, 2007 of Malaysia. The Securities Commission of Malaysia shall not be liable for any non-disclosure on the part of the Issuer and assumes no responsibility for the correctness of any statements made or opinions or reports expressed in this prospectus.

Notice to Prospective Investors in China

This prospectus does not constitute a public offer of the securities offered by this prospectus, whether by sale or subscription, in the People’s Republic of China, or the PRC. The securities are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the securities without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to Prospective Investors in Korea

The securities have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the securities have been and will be offered in Korea as a private placement under the FSCMA. None of the securities may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. The securities have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the securities shall

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comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the securities. By the purchase of the securities, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the securities pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Taiwan

The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act. The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions. This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the securities, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any securities in the Cayman Islands.

Notice to Prospective Investors in Bermuda

The securities offered by this prospectus may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

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Notice to Prospective Investors in the British Virgin Islands

The securities are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The securities may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the securities for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.

The securities may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognised exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

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LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, San Francisco, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Cooley LLP, San Diego, California.

EXPERTS

The consolidated financial statements of AnaptysBio, Inc. as of December 31, 2015 and 2016, and for each of the years in the three-year period ended December 31, 2016, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, file periodic reports and other information with the SEC. These periodic reports and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.anaptysbio.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.

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We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 001-37985).

•	our Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 8, 2017;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, filed with the SEC on May 12, 2017 and August 10, 2017, respectively; and

•	our Current Reports on Form 8-K filed with the SEC on March 2, 2017, July 27, 2017 and August 24, 2017.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to 10421 Pacific Center Court, Suite 200 San Diego, CA 92121, telephone (858) 362-6295. Copies of the above reports may also be accessed from our website at www.anaptysbio.com. We do not incorporate the information from our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

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            Shares

AnaptysBio, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Credit Suisse

Jefferies

Stifel

                    , 2017

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:

Amount Paid or to be Paid
SEC registration fee	$ *
FINRA filing fee	*
Blue sky qualification fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*

Total	$ *

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation to be effective in connection with the closing of this offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws to be effective upon the closing of this offering, provide that:

•	the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

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•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•	the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

The Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought. Reference is also made to Section 9 of the underwriting agreement to be filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant currently carries liability insurance for its directors and officers.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.1
Restated Certificate of Incorporation	3.1
Restated Bylaws	3.2
Fourth Amended and Restated Investors’ Rights Agreement dated July 13, 2015 among the Registrant and certain of its stockholders	4.2
Form of Indemnity Agreement	10.1

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

The following lists set forth information regarding all securities sold or granted by us within the past three years that were not registered under the Securities Act, and the consideration, if any, received by us for such securities:

(a) Stock Option Grants

Between August 31, 2014 until January 26, 2017, the Registrant granted options to purchase 1,760,974 shares of common stock under its 2006 Equity Incentive Plan to its directors, officers, employees, consultants, and other service providers with per share exercise prices ranging from $0.70 to $11.34. During this same period, the Registrant issued 174,139 shares of common stock upon exercise of stock options previously issued under the 2006 Equity Incentive Plan to its directors, officers, employees, consultants, and other service providers for cash consideration in the aggregate amount of $195,180.

The stock options and the common stock issuable upon the exercise of such options as described in this section (a) of Item 15 were issued pursuant to written compensatory plans or arrangements with the Company’s

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employees and directors in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about the Company or had access, through employment or other relationships, to such information.

(b) Warrants

In December 2014, the Registrant issued warrants to accredited investors to purchase an aggregate of 41,208 shares of the Registrant’s Series C convertible preferred stock. The preferred stock warrants have a per share exercise price of $4.55. The securities issued in this transaction were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) under the Securities Act.

In December 2016, the Registrant issued warrants to accredited investors to purchase an aggregate of 82,416 shares of the Registrant’s Series C convertible preferred stock. The preferred stock warrants have a per share exercise price of $4.55. The securities issued in this transaction were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) under the Securities Act.

Since January 31, 2017, the Registrant has issued a total of 397,445 shares of common stock pursuant to the exercise of warrants, each with an exercise price of $4.55 per share. The securities issued in this transaction were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) under the Securities Act.

(c) Sales of Preferred Stock

In July 2015, the Registrant issued an aggregate of 5,490,973 shares of the Registrant’s Series D convertible preferred stock at a purchase price of $7.42 per share for an aggregate purchase price of $40.8 million to 19 purchasers that represented to us that they are each a sophisticated accredited investor and qualified institutional buyer. The securities issued in this transaction were exempt from registration requirements of the Securities Act in reliance on Rule 506 promulgated under the Securities Act.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering, and the Registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. All recipients of the foregoing transactions either received adequate information about the Registrant or had access, through their relationships with the Registrant, to such information. Furthermore, the Registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered and the applicable restrictions on transfer.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

Exhibit Number	Description of Document	Form	File No.	Incorporated by Reference Exhibit No.	Filing Date	Filed/ Furnished Herewith

1.1*	Form of Underwriting Agreement, including Form of Lock-Up Agreement.

3.1	Restated Certificate of Incorporation.	10-Q	001-37985	3.1	May 12, 2017

3.2	Restated Bylaws.	S-1	333-206849	3.4	September 9, 2015

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Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description of Document	Form	File No.	Incorporated by Reference Exhibit No.	Filing Date	Filed/ Furnished Herewith

4.1	Form of Common Stock Certificate.	S-1/A	333-206849	4.1	December 23, 2015
4.2	Fourth Amended and Restated Investors’ Rights Agreement, dated July 13, 2015, by and among the Registrant and certain of its stockholders.	S-1	333-206849	4.2	September 9, 2015
5.1*	Opinion of Fenwick & West LLP.
10.1	Form of Indemnity Agreement.	S-1	333-206849	10.1	September 9, 2015

10.2	Amended and Restated 2006 Equity Incentive Plan and forms of award agreements.	S-1/A	333-206849	10.2	January 17, 2017
10.3	2017 Equity Incentive Plan and forms of award agreements.	S-1/A	333-206849	10.3	January 17, 2017
10.4	2017 Employee Stock Purchase Plan and forms of award agreements.	S-1/A	333-206849	10.4	January 17, 2017
10.5	Employment Agreement, effective as of January 1, 2012, by and between the Registrant and Hamza Suria, as amended.	S-1	333-206849	10.5	September 9, 2015
10.6	Employment Agreement, effective as of March 22, 2016, by and between the Registrant and Matthew Moyle.	S-1/A	333-206849	10.6	December 28, 2016
10.7	Employment Agreement, effective as of October 20, 2014, by and between the Registrant and Marco Londei.	S-1	333-206849	10.8	September 9, 2015
10.8	Employment Agreement, effective as of January 9, 2017, by and between the Registrant and Dominic Piscitelli.					X
10.9	Office Lease, dated April 19, 2011, by and between the Registrant and Kilroy Realty, L.P., as amended.	S-1/A	333-206849	10.8	December 23, 2015
10.10	Antibody Generation Agreement, dated December 22, 2011, by and between the Registrant and Celgene Corporation, as modified.	S-1/A	333-206849	10.9	December 28, 2016

Confidential Treatment Requested by AnaptysBio, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description of Document	Form	File No.	Incorporated by Reference Exhibit No.	Filing Date	Filed/ Furnished Herewith

10.11+	Collaboration and Exclusive License Agreement, dated March 10, 2014, by and among the Registrant, TESARO, Inc. and TESARO Development, Ltd., as amended.	S-1/A	333-206849	10.10	May 10, 2016

10.12+	License Agreement, dated August 30, 2006, by and between the Registrant and Medical Research Council, as amended.	S-1	333-206849	10.12	September 9, 2015

10.13+	Non-Exclusive Research and Commercial License Agreement, dated May 15, 2009, by and between the Registrant and Millipore Corporation.	S-1	333-206849	10.13	September 9, 2015

10.14	Loan and Security Agreement, dated December 24, 2014, by and among the Registrant, Oxford Finance LLC and Silicon Valley Bank, as amended.	S-1/A	333-206849	10.13	February 16, 2016

21.1	Subsidiaries of the Registrant.	10-K	001-37985	21.1	March 8, 2017

23.1*	Consent of KPMG LLP, an independent registered public accounting firm.

23.2*	Consent of Fenwick & West LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (reference is made to the signature page hereto).

*	To be filed by amendment.
+	Registrant has omitted and filed separately with the SEC portions of the exhibit pursuant to a confidential treatment request under Rule 406 promulgated under the Securities Act.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Confidential Treatment Requested by AnaptysBio, Inc.

Pursuant to 17 C.F.R. Section 200.83

ITEM 17. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by AnaptysBio, Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this amendment to the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California, on the    day of                 , 2017.

ANAPTYSBIO, INC.

Hamza Suria
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Hamza Suria and Dominic G. Piscitelli, and each of them, as his or her true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or her might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Hamza Suria	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2017

Dominic G. Piscitelli	Chief Financial Officer (Principal Accounting and Financial Officer)	, 2017

Carol G. Gallagher, Pharm.D.	Director	, 2017

Nicholas B. Lydon, Ph.D., FRS	Director	, 2017

Hollings Renton	Director	, 2017

John Schmid	Director	, 2017

James A. Schoeneck	Director	, 2017

Confidential Treatment Requested by AnaptysBio, Inc.

Pursuant to 17 C.F.R. Section 200.83

Signature	Title	Date

James N. Topper, M.D., Ph.D.	Director	, 2017

J. Anthony Ware	Director	, 2017